                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Snyder Communications
                                                    Commission File No.: 1-12145

The following is an amendment and restatement of materials filed by Havas Advertising pursuant to Rule 425 under the Securities Act of 1922 on June 7, 2000:

The following are materials prepared by Havas Advertising for a presentation to investors and analysts on June 5, 2000. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH OPPOSITE THE FIRST SEVEN BENEFICIAL OWNERS LISTED IN ITEM 12 OF THE ANNUAL REPORT ON FORM 10-K OF SNYDER COMMUNICATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 ON FILE WITH THE SEC (COMMISSION FILE NO. 1-12154). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

                           [Havas Advertising Logo]


                         Merrill Lynch TMT Conference

                                    London
                                 June 5, 2000

================================================================================

                                Bob Schmetterer


                     Chairman and Chief Executive Officer

                              Euro RSCG Worldwide

     Agenda
================================================================================

     .   Overview

     .   The New Havas Advertising

         - Strategy
         - Snyder Acquisition
         - The New Organization Division by Division

     .   Recent Financial Results

     .   Outlook

     Safe Harbor Statement
================================================================================

          "FORWARD-LOOKING INFORMATION"

          This document contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated closing date of the transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in integrating the Snyder Communications companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

          ADDITIONAL INFORMATION

          Havas Advertising and Snyder Communications will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 00-33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

          Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the proxy statement/prospectus when it is filed with the SEC."

          FINANCIAL ACCOUNTING STANDARDS

          All financial information given in this presentation concerning Havas Advertising is presented according to French Generally Accepted Accounting Standards.

     Investment Highlights
================================================================================

          .    World's 4th largest communications group*

          .    Industry leading growth

          .    Optimizing geographic footprint/product mix

          .    Balance and richness of client base

          .    Flawless execution/integration of acquisitions

          .    Strong financial position to fund growth

          . Management stability and depth to support global growth and expansion


     ____________________
     *Pro forma estimates including Snyder

     1999: An Outstanding Year
================================================================================


          Gross Income                                                   + 38.2%

          EBIT                                                           + 50.9%

          EBIT / GI                                                        12.5%

          NI bef. Extraord. & GW(1)                                      + 37.7%

          Fully diluted EPS                                              + 17.5%

          Dividend                                                       + 15.4%



________________________
(1)  Group share

     1999: Productivity Ratios
================================================================================


          (% of GI)                                           1998         1999
          -------------------                                 ----         ----
          Personnel expenses                                  57.3%        56.6%

          Other expenses                                      30.8%        30.8%

          Exceptional items                                    0.5%         0.2%

          EBITDA                                              14.7%        15.9%

          EBIT                                                11.4%        12.5%

          Nb. Of employees(1)                                8,451       11,967

_____________________
(1)  Average FTE

     1999: Industry Comparisons
================================================================================

                              Gross Income Growth                    EBIT             EBIT / GI
                                    99 / 88                         Growth
                     ------------------------------------
                          Organic               Total              99 / 98               99
                     ----------------     ---------------        ----------          -----------
OMNICOM                      NA                  20%                28.8%              14.1%

INTERPUBLIC                   9%               14.9%                16.9%              16.4%

WPP                           8%               13.3%                19.0%              13.4%

Y & R                      10.4%               12.8%                28.4%              12.1%

HAVAS ADVERTISING          12.7%               38.2%                50.9%              12.5%

________________________________
Source: Company data and Broker estimates

                           [Havas Advertising Logo]


Euro RSCG           C CAMPUS             MEDIA          diversified agencies
Worldwide                               PLANNING
                                         GROUP

New York             Boston              Madrid                 Paris

Europe             USA                 Europe                 Europe
North America      Europe              North America          North America
APAC               LATAM               LATAM
LATAM


                   A decentralized and multicultural company

     Strategic Focus by Division
================================================================================

     .    EURO RSCG WORLDWIDE

                                                                           -------------
          -  A major global agency network organized to serve              Euro RSCG
             high growth international clients and committed to            Worldwide
             delivering strategic and fully integrated brand
             communication through advertising, data based
             marketing services, interactive and corporate                   New York
             relations.                                                    -------------
                                                                           Europe
                                                                           North America
                                                                           APAC
                                                                           LATAM
                                                                           -------------

     Strategic Focus by Division
================================================================================

     .    CAMPUS


                                                                  --------------
          -  A network of the most outstanding                       C CAMPUS
             creative advertising agencies in the
             world focused on delivering
             exceptional advertising to major                     --------------
             local and highly centralized multi-                      BOSTON
             national clients.                                    --------------

                                                                  USA
                                                                  Europe
                                                                  LATAM
                                                                  --------------

     Strategic Focus by Division
================================================================================

     .   MEDIA PLANNING GROUP

                                                                    ------------
         -  Focused on developing one of the top 5                     MEDIA
            worldwide independent media networks                      PLANNING
                                                                       GROUP
                                                                    ------------
                                                                       Madrid
                                                                    ------------

                                                                    USA
                                                                    Europe
                                                                    LATAM
                                                                    ------------

     Strategic Focus by Division
================================================================================

     .         DIVERSIFIED AGENCIES GROUP

                                                            --------------------
          -    A division focused on developing and            [diversified
               acquiring specialized independently             agencies logo]
                                                            --------------------
               branded agencies across the highest                   Paris
                                                            --------------------
               growth segments of marketing
               communications:
               .   Direct Marketing, Database Management,   Europe
                   Promotion, Interactive, Public           North America
                   Relations, Design, Research and Sports
                   Marketing.
                                                            --------------------

     1999:  Strong New Business Growth
================================================================================

                                                           Net new billings
                                                           ----------------
                                                       (on an annualized basis)
                                                       ------------------------

Euro RSCG Worldwide                                              674

CAMPUS                                                            92

MEDIA PLANNING GROUP                                             313

DIVERSIFIED AGENCIES GROUP                                       137
                                                                 ---
                                                               1,216 M euro

     1999: Principal New Clients
================================================================================

     .  Euro RSCG Worldwide:
        - Air France*, Telefonica*, Novartis*, Parke Davis*, Hallmark, Midas, Glaxo Wellcome (3 wins), Alberto Culver, Budget Rental Car, Santander Financial

     .  CAMPUS:
        -    Orange*, Alcatel*, Dreamcast

     .  MEDIA PLANNING GROUP:
        -    Airtel*, One Tel*, Retevision*, Bayer, Carrefour Continent

     .  DIVERSIFIED AGENCIES GROUP:
        -    Liberty Surf, Virgin Net, Virgin Atlantic, Sky TV



     _________________________________
     *   Global / Multinational

     1999: Major Dot Com Wins
================================================================================


     . ask.com, jcrew.com, intel.com, BOL.com, latribune.fr, excite.com.au, nomad.fr, fimatex.fr, wineplanet.com.au, alladvantage.com, Rocket ebook, lipitor.com, doubleclick.com, brandwise.com, cadeau.fr, empleo.com, metrocuadrado.com, worldlyinvestor.com, to2.com, jaldi.com, crisil.com, planetl.com, infoeuro.com, quest4law.com, Go4i.com, zipahead.com, bidorbuy.com, Zdnet.com, Xcommerce.com, styleNet.com, peugeotbank.de, citroenbank.de, Berlin.de, xerix.com, amazon.co.uk, AVL.com, cahoot.com

     1999: Acquisition Track Record
================================================================================

               [Bar Graph with arrow pointing up from 20 to 88]



                               Key Growth Driver

     1999: Dynamic Acquisition Growth
================================================================================

     .    88 companies acquired

     .    225M euro additional Gross Income

     .    290M euro on a Pro forma full year basis

     .    For a total investment of 269M euro

     1999: Dynamic Acquisition Growth
================================================================================

       .   Divisional Breakdown of Acquisitions(1)
                Euro RSCG                              48%
                CAMPUS                                  4%
                MPG                                    25%
                DAG                                    23%

       .   Regional Breakdown of Acquisitions(1)
                EUROPE                                 62%
                USA                                    23%
                APAC                                    4%
                LATAM                                  10%

       .   Breakdown of Acquisitions by Activity(1)
                Traditional Advertising                27%
                Marketing Services                     73%


_______________________________
(1)  On a Full Year Basis

     1999: Growth by Business Activity
================================================================================
     Gross Income


          Traditional Advertising:                       +   14.9%

          Marketing Services:                            +   51.6%

          Public Relations:                              +  101.1%

          Healthcare:                                    +   73.3%

          Media:                                         +   75.9%

     1999: Growth by Region
================================================================================
     Gross Income


                                                    ----------------------------
                                                       Like For
                                                      Like Basis        Total
                                                    ----------------------------
TOTAL                                                  +  12.7%       +  38.2%

     USA                                               +  13.4%       +  39.1%

     Europe                                            +  10.5%       +  34.6%

       of which France                                 +   8.1%       +  10.9%

                Great Britain                          +  17.7%       +  49.4%

     Asia / Pacific                                    +  14.0%       +  48.1%

     Latin America                                     +  45.4%       +  78.0%
                                                    ----------------------------

     Snyder Acquisition
================================================================================


           . In February, 2000 Havas Advertising announced the acquisition of Snyder Communications


                         [snyder communications logo]

[Arnold Logo]       [BOUNTY SCA           [CIRCLE.COM               [BRANN
                    WORLDWIDE             Logo]                     Logo]
                    Logo]

     Snyder Acquisition --  A Perfect Strategic Fit
================================================================================

 .  Enhanced richness by division

 .  Expanded US presence

 .  Mix shift to faster growth/higher margin businesses

 .  Significantly accretive, immediately

 .  Client conflicts avoided

 .  Senior management continuity

          Exceeding Strategic Growth Objectives
          18 Months Ahead of Plan
================================================================================

     .    Top 5 ranking worldwide

     .    1998 Gross Income doubled to 2.0 billion euro

     .    56+% Marketing Services

     .    80+% outside of France                                ALL

     .    40+% in the US                                      EXCEEDED

     .    Major interactive force

     .    40+% of client base in most dynamic growth sectors

     .    EBIT margin expansion to 14% by 2001

     Advertising Communications Group Ranking
================================================================================
     1999 Gross Income

                                                                                           [Bar Graph
                                                                                        showing gross
                                                                                          income of:]
                                                                                            $ billion
                                                                                            ---------
1.    WPP              Ogilvy & Mathy/J. Walter Thompson/Young & Rubican   [UK Flag Icon]        6.68
2.    Omnicom          BBDO/DDB/TBWA/Ketchum                               [USA Flag Icon]       5.74
3.    Interpublic      Mc Cann/Lintas + Lowe                               [USA Flag Icon]       5.07
4.    Havas Advertising*      Euro RSCG Worldwide/Campus/DAG/MPG           [France Flag Icon]    2.38
5.    Dentsu                                                               [Japan Flag Icon]     2.10
6.    B Com 3                 Leo Burnett/DMB&B                            [USA Flag Icon]       1.93
7.    Grey Advertising                                                     [USA Flag Icon]       1.57
8.    True North Com          FCB/Bozell                                   [USA Flag Icon]       1.48
9.    Publicis                                                             [France Flag Icon]    1.43
10.   Hakuhodo                                                             [Japan Flag Icon]     0.82
11.   Saatchi & Saatchi                                                    [UK Flag Icon]        0.73
12.   Cordiant                                                             [UK Flag Icon]        0.71


__________________________________________
Source:  2000 Ad Age, 1999 GI
* Pro forma estimates include Snyder.

                            [Havas Advertising Logo]

   Bob Schmetterer     Ed Eskandarian      Fernando Rodes    Jean-Michel Carlo

EURO RSCG WORLDWIDE       C  CAMPUS        MEDIA PLANNING   diversified agencies
                                               GROUP

     New York              Boston              Madrid              Paris
Bounty SCA will add    Arnold will         The media for    Brann & circle.com
great Marketing        reinforce Campus    Arnold will      will become the
Services strength to   and become the      reinforce Media  leading companies in
Euro RSCG Worldwide.   lead agency of the  Planning USA     the USA for the
Overall Euro RSCG      second network                       Diversified Agencies
Marketing Services                                          Group
will now rank #2
Worldwide.

  [BOUNTY SCA           [ARNOLD Logo]        [ARNOLD             [circle.com
    WORLDWIDE                              Media Logo]              Logo]
      Logo]
                                                                 [BRANN Logo]

                   A decentralized and multicultural company

     Balanced and Rich Client Base
================================================================================

[Nasdaq AMEX logo]                 [Red Lobster logo]   [Midas logo]
[Air France logo]                  [Sara Lee logo]      [Nestle logo]
[Volvo logo]                       [MCI WorldCom logo]  [Airbus Industrie logo]
[Vodafone Airtouch logo]           [Philips logo]       [Kraft logo]
[Intel logo]                       [LVMH logo]          [SmithKline Beecham logo]
[France Telecom logo]              [L'Oreal logo]       [JP Morgan logo]
[Canal + logo]                     [Citroen logo]       [American Express logo]
[Telefonica logo]                  [Cegetel logo]       [Alcatel logo]
[Carrier logo]                     [P&G logo]           [Dell logo]
[Universal Studio logo]            [Microsoft logo]     [GlaxoWellcome logo]
[Orange logo]                      [Peugeot logo]       [Lucent Technologies logo]
[Danone logo]                      [Tesco logo]         [Credit Lyonnais logo]
[Brystol-Myers Squibb Company logo]

     Without Divisional Conflict
================================================================================

[Nasdaq AMEX logo]         [Red Lobster logo]        [Midas logo]
[Air France logo]          [Sara Lee logo]           [Nestle logo]
[Volvo logo]               [MCI WorldCom logo]       [Airbus Industrie logo]
[Philips logo]             [Kraft logo]              [Vodafone Airtouch logo]
[Intel logo]               [LVMH logo]               [SmithKline Beecham logo]
[France Telecom logo]      [L'Oreal logo]            [JP Morgan logo]
[Canal + logo]             [Citroen logo]            [American Express logo]
[Telefonica logo]          [Cegetel logo]            [Alcatel logo]
[Carrier logo]             [P&G logo]                [Dell logo]
[Universal Studio logo]    [Microsoft logo]          [GlaxoWellcome logo]
[Orange logo]              [Peugeot logo]            [Lucent Technologies logo]
[Danone logo]              [Tesco logo]              [Credit Lyonnais logo]
[McDonald's logo]          [Fleet logo]              [Brystol-Myers Squibb Company logo]
[Aol.com logo]             [Wsj.com logo]            [Clorox logo]
[Converse logo]            [Voltswagon logo]         [Visa logo]
[3M logo]                  [Heinz logo]              [BMG Entertainment logo]
[IBM logo]                 [Kraft logo]              [The Hartford logo]
[GE logo]                  [Coca Cola logo]          [GAP logo]
[Titleist logo]            [Motorola logo]           [UPS logo]
[Bell Atlantic logo]       [GTE logo]                [Energizer logo]
[Mobil logo]               [Lego logo]               [Talbots logo]
[Polaroid logo]            [Gillette logo]           [Barclays logo]
[BT logo]                  [Playskool logo]          [Colgate-Palmolive logo]
[Bayer logo]

     Major Share of Most Dynamic Client Categories
================================================================================

                    FINANCIAL                          MEDIA /
TELECOM             SERVICES             HIGH-TECH     NEW MEDIA                 HEALTHCARE
-------             ----------           ---------     ---------                 ----------
Cegetel             Abbey National       Alcatel       Amazon.com                American Home Products

France Telecom      American Express     Dell          BMG Entertainment         Bayer

Lucent              Barclays             Intel         Canal +                   Bristol Myers Squibb

Worldcom            BNP                  Microsoft     CNN.com                   GlaxoWellcome

Orange Comm.        First US Bank        Philips       The Independent           Novartis

Telefonica          JP Morgan            Storage Tek   Tom.com                   Parke Davis

Vodafone            KPMG                 Aol.com       Universal Studios         Pfizer

AT&T                Nasdaq AMEX          IBM           Columbia House            Rhone Poulenc

Bell Atlantic       Oppenheimer          Motorola      Disney                    Schering Plough

British Telecom     Prudential           Myway.com     Wsj.com                   Smithkline Beecham

GTE                 The Hartford         Sony                                    Merck

InfoSpeed           Wells Fargo          Yahoo!                                  Pharmacia Upjohn

Sprint              Bank of America                                              Roche

                    E trade
                                       -------------------------------------------
                    First National       [Legend:
                                           (white box) Havas Advertising Clients
                    Fleet                  (dark gray box) Snyder Clients]
                                       -------------------------------------------
                    US Bancorp



     Greater Divisional Balance in Gross Income
================================================================================


      1999                              Pro Forma 2000
      ----                              --------------


   [Pie Chart]                            [Pie Chart]


34% of Pie Chart:                       48% of Pie Chart:

   Campus                                  Campus

   Diversified Agencies Group              Diversified Agencies Group

   Media Planning Group                    Media Planning Group


66% of Pie Chart:                       52% of Pie Chart:

   Euro RSCG Worldwide                     Euro RSCG Worldwide


[Legend]
______________________________

Pro forma

     Greater Geographic Balance
================================================================================


             1999                                 Pro Forma 2000
             ----                                 --------------

         [Pie Chart]                               [Pie Chart]

France                  24%                  France                16%
LATAM                    5%                  LATAM                  3%
APAC                     5%                  APAC                   3%
USA                     31%                  USA                   45%
Europe                  35%                  Europe                33%

______________
Pro forma

     More Attractive Product Mix
================================================================================


             1999                                 Pro Forma 2000
             ----                                 --------------

         [Pie Chart]                               [Pie Chart]

Marketing Services        55%                Marketing Services       60%
Advertising               40%                Advertising              45%


______________
Pro forma

     Marketing Services Leadership
================================================================================
     Ranked By Gross Income

                                  [Bar Graph]


                                                              Millions $
                                                              ----------

1.  Brann Worldwide                                               479
2.  The Sales Machine Euro RSCG                                   367
3.  Oglivy One Worldwide                                          318
4.  Draft Worldwide                                               314
5.  Rapp Collins Worldwide                                        312
6.  Impiric                                                       311
7.  Digitas                                                       187
8.  Carlson Marketing Group                                       184
9.  Grey Marketing Group                                          135
10. McCann Relationship Marketing                                 122

____________
Source:  DMA 2000

     Interactive Leadership
================================================================================

     .    Extremely well-positioned in fastest growing segment:

        [Logos for Circle.com, Euro RSCG Interaction, and ConnectWorld]


     .    Euro RSCG ranked #1 network among global advertising companies*

     . Solid interactive platform across all four operating divisions supporting a very strong international client base

     .    Circle.com adds significant on-line advertising strengths


___________________________________
* 2000 Adweek Survey

     Strengthened Top Management Talent
================================================================================

     .    Four new outstanding CEO's committed to continue

          .    Ed Eskandarian                      ARNOLD

          .    Dennis Eastham                      BRANN

          .    Steven Kaplan                       BOUNTY

          .    Bob Wilke                           CIRCLE.COM

     .    Forty new senior managers

     Snyder Acquisition Financial Analysis

================================================================================

     Highlights

          .    Valued at $29.50 per share:  $2.1bn in total

          .    Paid in Havas Advertising ADR's listed on the US market

          .    Protective collar mechanism

          .    Shareholder lock-up

          . Pooling of interests accounting method under French GAAP (no additional goodwill on the transaction)

          .    Accretive in Year 1

          .    Synergies expected from top line growth and cost savings

     Snyder Acquisition Financial Analysis

================================================================================

     Snyder Key Metrics

     . Strong growth prospects for each of the 3 Snyder divisions = 15 to 20% per year (organic)

     .    Overall profitability around 15% (EBIT / GI)

     .    Strengthening of the interactive capabilities with Circle.com

          -    Tracking stock

          -    Voting control by Havas Advertising

          -    17% economic interest

          -    50% annual growth

          -    EBITDA breakeven anticipated in 1Q2001

     Status of Merger Process

================================================================================

 .  Antitrust filings (US and Europe) cleared

 .  Parallel filings with COB and SEC in process

 .  20 for 1 stock split to prepare for ADR

 .  On track for closing this summer

     The New Organization:  Division by Division

================================================================================

                            [Havas Advertising Logo]



  [Euro RSCG         [C  CAMPUS         [MEDIA PLANNING    [diversified agencies
Worldwide Logo]          Logo]            GROUP Logo]           logo]

    New York            Boston               Madrid                Paris
Europe               USA                Europe             Europe
North America        Europe             North America      North America
APAC                 LATAM              LATAM
LATAM

                                                               [Circle.com Logo]
     [Bounty SCA
   Worldwide Logo]


                   A decentralized and multicultural company

     The New Euro RSCG Worldwide*

================================================================================

 .    5th largest Global Agency Network Worldwide

     -  A top 10 in more than one half the countries        Euro RSCG Worldwide
        in which we operate
                                                                 New York
 .    6th largest Global Agency Network in the US
                                                            Europe
 .    2nd largest Marketing Services Network                 North America
                                                            APAC
     -  Representing 48% of total Euro RSCG GI              LATAM

     -  New targeted consumer access capability                 [Bounty SCA
                                                                 Worldwide
 .    Largest Interactive Network among global                      Logo]
     advertising companies

 .    3rd largest Healthcare Network

____________________

Rankings based on industry sources

     The New Campus
================================================================================

 .    Gross income three times larger

 .    New U.S. based leadership and strength                 __________

 .    Improved geographic balance                             C Campus
                                                            __________
     --   51% USA, 48% Europe, 1% LATAM                       Boston
                                                            __________
 .    Worldwide creative recognition                         USA
                                                            Europe
     --   Cannes Grand Prix plus dozens of other            LATAM
          major creative awards
                                                            __________
 .    New clients with substantial
     international potential

 .    Outstanding talent, growth and profitability

     The New Media Planning Group
================================================================================
                                                  ___________________

 .    Contribution of an estimated $1 billion        MEDIA PLANNING
     of new billings from Arnold Media                  GROUP
 .    Consolidating worldwide position             ___________________
                                                        MADRID
 .    Expanding specialization on new media        ___________________
                                                  Europe
                                                  North America
     --   Arena Network                           LATAM

     --   The Media Contacts Network

 .    Exceptional management team

 .    Solid financial partners to support
     growth in developing markets

     The New Diversified Agencies Group
================================================================================


 .    #1 ranked direct marketer worldwide       ______________________

 .    Gross income two times larger              diversified agencies

 .    Interactive revenue three times           ______________________

 .    A depth of new senior management talent           Paris

                                               ______________________
 .    New blue chip clients                     Europe
                                               North America

 .    Stronger U.S. presence

     --   35% of GI vs. 16%                    [Logo for Circle.com]

 .    Strong focus on 1 to 1 and customer
     relationship marketing

     The New Havas Advertising* - Scale
================================================================================


 .    Top tier global communications company

 .    Decentralized, multicultural strategy

 .    Expanded interactive leadership

 .    4 divisions, 300 agencies, 20,000 staff members,
     75 countries



____________________

* Pro forma estimates including Snyder

     The New Havas Advertising* - Growth
================================================================================


 .    20 billion euro in annual billings, 2.2 billion euro in gross income

 .    50% of gross income from categories growing at double
     industry rate

 .    Gross income 45% from US

 .    Gross income 60% from marketing services

 .    EBIT margin to reach 15% by 2001


________________

*Pro forma estimates including Snyder

     2000 Objectives
================================================================================


 .    Pro Forma Gross Income Growth  * 20%

 .    Pro Forma Organic Growth  * 10%

 .    EBIT/GI + 100 basis points to reach 15% during the
     second half of 2001


*    denotes greater than.

     Q1 2000:  Growth
================================================================================

     Gross Income


         .    Unadjusted                          +39.5%

         .    Constant Scope                      +20.4%

         .    Constant Scope and Currency         +12.2%

     Q1 2000:  Strong New Business Growth
================================================================================

                                             Net new billings
                                                 (M euro)

          Euro RSCG Worldwide                        460

          CAMPUS                                      55

          MEDIA PLANNING GROUP                       402

          DIVERSIFIED AGENCIES GROUP                 128

                                                 -------

                                                   1,045 M euro

     Q1 2000:  Major Account Gains
================================================================================


 .  Traditional
       Air France/Delta Alliance* - CNN* - United Technologies* -
       Subway - Liberty Surf - Lucent - Leclerc - Reckitt Benckiser - Blockbuster - Bristol-Myers Squibb

 .  Dot.com (20% of new business wins)

       CNN.com - Amazon.com - Schering-Myhealth.com - Gazoontite.com - Alibaba.com - Igold - OzEcom - Tom.com - E-loans.com -
       Amelia.com.br - Demasiado.com - Ze Bank - Europ@web - Fortuneo.fr -
                                                 ---------
       Mymaison.com - planetepresse.com - Expocentric.com - Free
       Markets.com - Brandwise.com -
       Blockbuster.com

____________________

* Global / Multinational

     Q1 2000:  Continued Acquisition Growth
================================================================================


 .    12 Companies announced to date, 7 in Q1

     --   Consulting

     --   Interactive

     --   Marketing Services

     --   Corporate Relations

     --   Healthcare

     --   Sports Marketing

     Key Attributes Attract
     a Broader Base of Investors
================================================================================


 .    Future US stock market listing

 .    Management compensation aligned with
     shareholder interests

 .    Share repurchase program authorized

 .    Annual dividend increase of 15.4%

 .    20 for 1 stock split

     Why Havas Advertising
================================================================================


     .    World's 4th largest communications group*

     .    Continuing to achieve industry leading growth

     .    Optimizing geographic footprint/product mix

     .    Balance and richness in client base

     .    Flawless execution/integration of acquisitions

     .    Strong financial position to fund growth

     . Senior management depth to support global growth and expansion


________________________________
* Pro forma estimates including Snyder

                            [Havas Advertising Logo]